December 17, 2019

Justin Heineman
General Counsel
BlueLinx Holdings Inc.
1950 Spectrum Circle, Suite 300
Marietta, GA 30067

       Re: BlueLinx Holdings Inc.
           Form 10-K for the Fiscal Year Ended December 29, 2018
           Filed March 13, 2019
           File No. 1-32383

Dear Mr. Heineman:

       We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

       After reviewing your response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 29, 2018

Consolidated Statements of Cash Flows, page 40

1. Reference is made to Note 6 where you disclose cash held in escrow. Please tell us where the change in cash held in escrow is presented in the statements of cash flows and the basis for your presentation. Please also tell us your consideration of including cash held in escrow with cash and cash equivalents when reconciling beginning of period and end of period total cash amounts shown on the statements of cash flows. Refer to ASU
      2016-18.
       In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.
 Justin Heineman
BlueLinx Holdings Inc.
December 17, 2019
Page 2



      You may contact Adam Phippen at (202) 551-3336 or Bill Thompson at (202) 551-
3344 with any questions.



FirstName LastNameJustin Heineman                      Sincerely,
Comapany NameBlueLinx Holdings Inc.
                                                       Division of Corporation
Finance
December 17, 2019 Page 2                               Office of Trade &
Services
FirstName LastName